Exhibit 1.01
L3Harris Technologies, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report for L3Harris Technologies, Inc. (this “CMR”) for the reporting period from January 1, 2020 to December 31, 2020 (the “2020 Reporting Period”) was filed pursuant to Item 1.01(c) of Form SD – Specialized Disclosure Report (“Form SD”). See the Form SD – Specialized Disclosure Report for L3Harris Technologies, Inc. for the 2020 Reporting Period (the “2020 SD Filing”) for the disclosures required therein regarding certain of our necessary “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD), including information regarding our reasonable country of origin inquiry (“RCOI”) and our RCOI results.
Due Diligence
For the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers who submitted completed survey forms as part of our RCOI for the 2020 Reporting Period and responded that any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the Democratic Republic of the Congo (“DRC”) or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”), we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD.
The following description of our due diligence design and measures performed shows how the design of our due diligence measures is in conformity with, in all material respects, the criteria set forth in the internationally recognized due diligence framework used by us, and secondly, how the due diligence measures performed, as described herein, are consistent with the due diligence process that we undertook.

Design of our Due Diligence Process
Our conflict minerals due diligence process was designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), including its five-step framework for risk-based due diligence in the mineral supply chain. The criteria in the OECD Guidance and its five-step framework were incorporated into the design of our conflict minerals due diligence process. Consistent with the guidelines recommended by the OECD, a cross-functional team, including representatives from the areas of supply chain, legal, operations, finance, audit, contracts, environmental health and safety, and executive management, designed our conflict minerals due diligence process. The measures in our conflict minerals due diligence process were designed to:

1.Establish management systems for conflict minerals supply chain due diligence and reporting;
2.Identify and assess conflict minerals sourcing risk in our supply chain;
3.Implement strategies to respond to conflict minerals risks identified;
4.Utilize independent third-party audits of the due diligence practices of conflict minerals smelters and refiners; and
5.Report annually on our conflict minerals supply chain due diligence activities.

Due Diligence Measures Performed
Our due diligence measures included the following activities:
Step 1: Establish management systems for conflict minerals supply chain due diligence and reporting
We previously established management systems for conflict minerals supply chain due diligence and reporting. As part of that step, we implemented a Conflict Minerals Policy and related procedures and created an internal management structure to support supply chain due diligence, including forming a conflict minerals executive steering committee comprised of corporate executives with responsibility for implementing our conflict minerals compliance strategy and a cross-functional working team led by an overall project leader who was appointed by the steering committee to ensure a consistent process was established and followed throughout our company. For the 2020 Reporting Period, our cross-functional working team continued to follow communication processes designed to provide relevant information to our suppliers and to the public. We continued to seek to establish controls designed to improve transparency in the conflict minerals supply chain, including the identification of upstream suppliers in our multi-tiered supply chain. In addition, we continued to seek to strengthen our engagement with our “non-service” suppliers and improve their capability to support our Conflict Minerals Policy by providing information regarding conflict minerals and related regulatory requirements and conveying our expectations regarding responsible sourcing of conflict minerals from conflict-affected and high-risk areas, providing guidance on how to use the Conflict Minerals Reporting Template (“CMRT”) survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) in data collection and reporting, and making available the Responsible Minerals Initiative (“RMI”) Conformant Smelters and Refiners list.
We continued to maintain a grievance mechanism through which interested parties may contact us (via our external web site or directly via Conflict_Minerals@l3harris.com) to express concerns regarding the circumstances of mineral extraction, trade, handling and export in conflict-affected and high-risk areas.

Step 2: Identify and assess conflict minerals sourcing risk in our supply chain
In the second step in our due diligence process, we identified and assessed conflict minerals sourcing risk in our supply chain. As described in our 2020 SD Filing in connection with our RCOI, we surveyed for the 2020 Reporting Period our larger-dollar-volume suppliers. The survey requested that suppliers who indicated that conflict minerals were necessary to the functionality or production of their materials or products provided to us identify, where possible, the smelting facilities used to process the conflict minerals, the mine or location of origin of those conflict minerals, and supplier due diligence efforts performed in order to assess the risk in the supply chain. As part of that survey process, we sought to identify those smelters from “red flag” locations of mineral origin and transit that are in our supply chain. Because there are multiple tiers in the supply chain between us and the smelters, we anticipate this identification process will continue to be ongoing. The purpose of seeking to identify these smelters was to obtain the following information: (i) the identification of all countries of origin for conflict minerals and (ii) the transport and transit of conflict minerals in the supply chain of each smelter. As described above, some of the completed supplier surveys indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was the DRC or an adjoining country, which resulted in us performing further due diligence measures. More specifically, we engaged in further investigation and subsequent communications with the applicable suppliers regarding the source and chain of custody of the necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier. For example, we investigated further as to the smelters/refiners that the applicable supplier indicated it used. We confirmed in each case that the applicable smelters/refiners were participants in the RMI Responsible Minerals Assurance Process and listed as conformant with its assessment protocols (“RMAP Conformant”).
Step 3: Implement strategies to respond to conflict minerals risks identified
In the third step in our due diligence process, we implement strategies to respond to conflict minerals risks we identify. If applicable, we would review identified risks and develop responses giving consideration to existing terms with the applicable supplier, the requirements of our customers and other business factors. Our response may include: (a) continuing to source from the applicable supplier; (b) continuing to source from the applicable supplier during a period of risk mitigation efforts; (c) temporarily suspending trade with the applicable supplier while pursuing ongoing measurable risk mitigation; or (d) disengaging with the applicable supplier.
Step 4: Utilized independent third-party audits of the due diligence practices of conflict minerals smelters and refiners
We continue to maintain our membership in the RMI. As outlined in the OECD Guidance, the internationally recognized standard on which our due diligence process is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the RMI Responsible Minerals Assurance Process. The data on which we relied for certain statements in this CMR was obtained through our membership in the RMI, using the Reasonable Country of Origin Inquiry report for member “HARR”.
In addition, through our membership in the Aerospace Industry Association (“AIA”) and participation in the AIA Conflict Minerals Working Group, we continue to support outreach efforts to smelters and will continue to support on-going efforts to reduce risk in our supply chain.

Step 5: Report annually on our conflict minerals supply chain due diligence activities
In the fifth step in our due diligence process, we report annually on our conflict minerals supply chain due diligence activities, which we do through our website as described above and through our filings with the U.S. Securities and Exchange Commission on Form SD and any associated CMR.
Due Diligence Results
Based on the results of our due diligence procedures described above, it is clear from our RCOI and due diligence for the 2020 Reporting Period that a large portion of our supply chain continues not to know the source of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier or continues not to be able to identify the smelter of the conflict minerals in the specific products, materials or supplies provided to us by the applicable supplier. Through our RCOI for the 2020 Reporting Period, we received completed surveys for approximately 30 percent of our Total Direct Spend (as defined in our 2020 SD Filing), or approximately 53 percent of our Surveyed Spend (as defined in our 2020 SD Filing). Many of the surveys we received, however, were completed by the applicable suppliers on the basis of their company-wide operations, rather than on the basis of specific material or products supplied to us. Additionally, completed supplier surveys representing approximately 11 percent of our Total Direct Spend (36 percent of our Surveyed Spend) indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier was uncertain or unknown. For the completed surveys representing approximately 4 percent of our Total Direct Spend (12 percent of our Surveyed Spend) from suppliers that indicated they sourced conflict minerals from the covered countries, we generally confirmed that those conflict minerals did not directly or indirectly fund armed groups because they originated from an RMAP Conformant smelter.
Based on the limitations noted above regarding the information provided to us in the completed supplier surveys, we do not know either the facilities used to process, or the country or specific mine or location of origin of, the necessary conflict minerals in our products for the 2020 Reporting Period.
Some of the surveys we received that were completed by the applicable suppliers identified known smelters in our suppliers’ supply chain. Based on the limitations described above, we cannot conclude these smelters were in our supply chain for the 2020 Reporting Period.

As described above, where completed supplier surveys indicated a supplier’s conflict minerals originated in the covered countries or identified mines in the covered countries for the 2020 Reporting Period, we generally confirmed that smelters that indicated that they sourced from this region were RMAP Conformant smelters and that the identified mines were supplying smelters confirmed as RMAP Conformant smelters.

We have taken or intend to take steps after December 31, 2020 to continue to mitigate the risk that our necessary conflict minerals directly or indirectly finance or benefit armed groups in covered countries. We also intend to continue our progress in reaching back through the tiers of suppliers in our supply chain as part of our continued effort to identify the smelters upstream from the suppliers in our supply chain. We intend to continue to communicate to our suppliers regarding our expectations regarding responsible supply chains for conflict minerals coming from conflict-affected and high-risk areas and our potential actions (i.e., consequences to suppliers) in response to identified conflict minerals risks in our supply chain. We also intend to continue our membership and participation in industry associations such as the AIA Conflict Minerals Working Group and the RMI, through which we support efforts to improve the assessment of supplier and smelter due diligence in the supply chain of conflict minerals from conflict-affected and high-risk areas. For example, we have been involved in the AIA’s efforts to encourage certain smelters and gold refiners that supply conflict minerals that may be used in products manufactured by the U.S. aerospace and defense industry to conduct due diligence in accordance with the OECD Guidance and become validated as a conflict-free smelter or refiner.